04024925

HAWKEYE
GOLD & DIAMOND INC.

RECEIVED
2004 MAY 11 A 9:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 15, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 129

SUPPL

HAWKEYE ANNOUNCES $1.5 MILLION PRIVATE PLACEMENT

HAWKEYE Gold & Diamond Inc. (the "Company") is pleased to announce that it has engaged Canaccord Capital Corporation ("Canaccord" or the "Agent") to conduct a brokered private placement of up to $1,505,000 on a commercially reasonable efforts basis.

The private placement, which is subject to a four (4) month hold from closing, will be of up to 4,300,000 units (the "Units") at a price of $0.35 per Unit. Each Unit will consist of one common share in the capital of the Company and one half a common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.50 per share for 12 months from closing.

Canaccord will receive a cash commission of 8% of the gross proceeds of the Offering, of which the Agent may elect to be paid up to half in Units, and Agent's Warrant's equal to 20% of the number of Units placed, each Agent's Warrant exercisable into a common share at $0.50 for 12 months from closing. Canaccord will also receive a corporate finance fee payable in Units, an administration fee payable in cash, payable at closing.

The proceeds of the private placement will be used for the exploration of HAWKEYE's San Carlos Property in Mexico, Red Lake Property in Canada and general working capital.

The financing is subject to receipt of applicable regulatory approvals.

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

HAWKEYE GOLD & DIAMOND INC.
Per:

[signature]

President & CEO

dlw 5/19

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

April 6, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 128

$125,000 NON-BROKERED PRIVATE PLACEMENT

The Company has arranged for a non-brokered private placement of 357,143 Units at the price of $0.35 per share, for gross proceeds of $125,000 (Cdn).

Each Unit will consist of one common share in the capital of the Company and one-half common share purchase warrant exercisable for one year. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.50 per share for one year from closing.

A finders fee may be payable.

The private placement is subject to regulatory approval.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

April 1, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 127

SAN CARLOS GOLD-COPPER PROJECT OVERVIEW

The Company is issuing this news release to familiarize our shareholders with the location, access, geological setting, infrastructure and climate conditions of our San Carlos Gold-Copper-Silver Project (the "Property"), which the Issuer owns an option to acquire up to a 60% interest and has received TSX Venture Exchange approval for the acquisition on March 15, 2004. The San Carlos Property totals approximately 11,000 hectares and is considered highly prospective for gold, copper and silver and has been recognized as having a geological setting similar to Freeport-McMoran's world class Grasberg deposit in Indonesia.

Location and Access

The Property is located in the State of Tamaulipas, in northeastern Mexico, near the town of San Carlos. Monterrey, a major industrial city, is situated approximately 220 kilometers north of the San Carlos Project. The capital city of Tamaulipas, Ciudad Victoria, is situated approximately 120 kilometres south of San Carlos. From Ciudad Victoria, access is via major paved roads to the town of San Carlos, a distance of approximately 150 kilometres, then for an additional 45 kilometres by good all weather roads to the San Carlos Project.

Geology

The San Carlos property is located within a north-south belt of alkalic igneous rocks, typical of those associated with back-arc environments, known as the Eastern Alkalic Province (EAP). A literature review of such rocks in east-central Mexico led to the recognition of the San Carlos area. The intrusive rocks of the San Carlos project core a 25 kilometre long prominent ridge, called the Sierra San Carlos, which the claims cover. At the north end of the ridge, in the San Jose district, the intrusive rocks are associated with skarn and copper-gold porphyry alteration and mineralization. High-grade skarn bodies were mined historically in the San Jose district.

It is believed that the geologic setting of the alkalic rocks of the EAP is very similar to that of alkalic rocks that host deposits such as the world class Lihir and Porgera gold deposits of Papua

New Guinea, the Cadia and Goonoombla porphyry copper-gold deposits in Australia, Freeport-McMoran's Grasberg and Rio Tinto's Bingham Canyon porphyry copper-gold deposits of West Papua, Indonesia and Utah, USA, respectively. The geologic settings of both the Grasberg and Bingham Canyon deposits are very similar to that of the San Jose copper-gold skarn district, with shallowly emplaced alkalic intrusive complexes intruding folded limestones, and associated with copper-gold porphyry and skarn style mineralization. As an example of the quality of this type of system, Freeport-McMoran's Grasberg-Ertsberg copper-gold porphyry and skarn deposits host the largest gold and third largest copper reserves in the world which include contained metals totaling 108.7 million ounces of gold and 80.2 billion pounds of copper. The Grasberg 2003 full-year copper ore grades averaged 1.09 per cent and full-year 2003 ore milled averaged 1.54 grams per ton of gold.

The San Jose area covers an irregular area of outcrop of a multi-phase intrusive body roughly 4.5 by 3 kilometres in size. The intrusive is associated with several skarn bodies developed in limestone country rock. These skarn bodies were mined around the time of the turn of the century by a British concern, with very limited production later in the century. Historic reports indicate that the ores graded several percent copper and were accompanied by high gold grades. Between the years 1934 and 1944, 4,067 Tons of direct shipping ore averaging 11.24 grams per ton gold and 4.02 % copper were recorded to have been produced from a small scale operation. Past work includes fifteen grab samples from dumps, taken by a major company, averaged 2.58 grams/tonne gold, 15.4 grams/tonne silver and 2.99% copper. One of the highest samples from this work ran 14.25 grams/tonne gold, 100 grams/tonne silver and 7.70% copper. Work carried out to date in the San Jose area has identified large areas of anomalous soil geochemistry including areas of high Au-Ag-Cu-Zn-As-Mn values in soils and rocks in the vicinity of the contact between the intrusive and limestone country rock. These areas have had no previous work and are considered highly prospective for skarn ore bodies similar to that exploited historically in the San Jose district.

Local Resources and Infrastructure

The city of Monterrey, which has a population of 3 million people, is roughly a 3.5 hour drive south by paved roads to the town of San Carlos and the capital city of Ciudad Victoria, which has a population of 180,000 people, is about a 1.5 hour drive north to San Carlos, also by paved roads. At these centers all necessary supplies can by purchased. San Carlos has one motel of basic but very sanitary quality. Labor is abundant and can be found in San Carlos or from several neighboring villages.

Climate

The climate is arid and very hot. Temperatures range from lows in the winter of slightly below freezing to daytime highs greater than 35°C in the summer months. The duration and timing of the summer rainy season varies considerably, however rains generally are expected in the months

of June, July and August. The Sierra San Carlos, which is the mountain range underlain by the intrusive complex, is covered in low bush and are high enough to be often surrounded by cloud. As a result light showers fall every one to two weeks feeding intermittent streams. The density of undergrowth varies with the seasons and abundance of precipitation.

Due to favourable climate conditions in northeastern Mexico HAWKEYE shareholders can look forward to the fact that work can be performed on the San Carlos Property year round.

Further news will be forthcoming.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

HAWKEYE
GOLD & DIAMOND INC.

RECEIVED
2004 MAY 11 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 16, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 126

TSX ACCEPTS MEXICO GOLD-COPPER PROPERTY ACQUISITION

The Company is pleased to announce that it received TSX Venture Exchange (TSX) acceptance on March 15, 2004 (the "Effective Date") for filing of an Option Agreement dated March 4, 2004 between the Issuer and Almaden Minerals Ltd. whereby the Company may acquire up to a 60% interest in the San Carlos Property (the "Property) located near San Carlos, in the State of Tamaulipas, Mexico. The Property totals approximately 11,000 hectares and is considered highly prospective for gold, copper and silver and has been recognized as having a geological setting similar to the world class Grasberg deposit in Indonesia.

The Company has the right to earn a 51% interest in the San Carlos Property by issuing 100,000 common shares in the capital of the Company on or before the fifth business day next following the Effective Date, 100,000 shares on the first and second anniversary's of the Effective Date and 200,000 common shares not later than the third anniversary of the Effective Date and by incurring exploration expenses aggregating not less than $350,000 (United States currency) not later than the first anniversary of the Effective Date and by incurring further exploration expenses aggregating not less than $1,650,000 (United States currency) not later than the fourth anniversary of the Effective Date.

The Company may also earn an additional 9% interest in the Property for a total interest of 60% in the Property by issuing 100,000 shares each not later than the fourth, fifth and sixth anniversary's of the Effective Date and by incurring additional exploration expenses aggregating not less than $2,000,000 (United States currency) not later than the seventh anniversary of the Effective Date. Earn-in for the additional 9% interest in the San Carlos Property is subject to TSX approval.

A 2% NSR is reserved to the original owner of certain of the claims. When the Company has earned its interest in the Property, a joint venture will be formed in respect of the Property.

Unless permitted under securities legislation, all shares are subject to a one-year hold period from their respective dates of distribution.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

March 5, 2004

TSX Venture Exchange - HKO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 125

MEXICO GOLD AND COPPER PROPERTY ACQUISITION

The Company is pleased to announce that it has acquired an option from Almaden Minerals Ltd. to purchase up to a 60% interest in the San Carlos Property (the "Property) located near San Carlos, in the State of Tamaulipas, Mexico. The Property totals approximately 11,000 hectares and is considered highly prospective for gold, copper and silver and has been recognized as having a geological setting similar to the world class Grasberg deposit in Indonesia.

The Company has the right to earn a 51% interest in the San Carlos Property by issuing a total of 500,000 common shares in the capital of the Company over three years (100,000 shares upon TSX acceptance of the Property Agreement (the "Effective Date"), 100,000 shares on the first and second anniversary's of the Effective Date and 200,000 common shares not later than the third anniversary of the Effective Date)) and by incurring exploration expenses aggregating not less than $350,000 (United States currency) not later than the first anniversary of the Effective Date and by incurring further exploration expenses aggregating not less than $1,650,000 (United States currency) not later than the fourth anniversary of the Effective Date. The Company may also earn an additional 9% interest in the Property for a total interest of 60% in the Property by issuing a further 300,000 common shares in the capital of the Company (100,000 shares each not later than the fourth, fifth and sixth anniversary's of the Effective Date) and by incurring additional exploration expenses aggregating not less than $2,000,000 (United States currency) not later than the seventh anniversary of the Effective Date.

A 2% NSR is reserved to the original owner of certain of the claims. When the Company has earned its interest in the Property, a joint venture will be formed in respect of the Property.

HAWKEYE is currently preparing a 2003 exploration budget for the Property and will be operator in respect of work programs. Further details with regards to work programs intended to be completed over the Property during 2004 and a geological summary of the Property will follow shortly after this news release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

The San Carlos Property Agreement is subject to acceptance by the TSX Venture Exchange.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD & DIAMOND INC.

(Unaudited – Prepared by Management)
Consolidated Financial Statements and Notes
For the Third Quarter Ended February 29, 2004 and
Schedule B (Supplementary Information) and
Schedule C (Management Discussion and Analysis)

HAWKEYE
GOLD & DIAMOND INC.

April 29, 2004

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

Attention: **British Columbia Securities Commission**

To whom it may concern:

RE: **HAWKEYE GOLD & DIAMOND INC. (the "Company")**
- February 29, 2004 Quarterly Report -

Please accept this letter as confirmation that the Company's February 29, 2004 Quarterly Report has been mailed to the Issuer's shareholders of record on its supplemental mailing list and that the following documents were included in the mailing:

A] *BC FORM 51-901F;*

B] *The Company's February 29, 2004 (Unaudited – Prepared by Management) Consolidated Financial Statements including the Notes to the Consolidated Financial Statements;*

C] *Schedule B (Supplementary Information); and*

D] *Schedule C (Management Discussion and Analysis).*

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY MM DD
HAWKEYE GOLD & DIAMOND INC.		2004 / 02 / 29	2004 04 29
ISSUER ADDRESS			
SUITE 2701 – 1188 QUEBEC STREET			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER BRITISH COLUMBIA CANADA	V6A 4B3	(604) 688-3402	(604) 878-1339
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO
GREG NEELD	PRESIDENT		(604) 878-1339
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
greg@hawkeyegold.com	www.hawkeyegold.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
➤ [signature]	GREG NEELD	2004 04 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
➤ [signature]	ANDREA PLOURDE	2004 04 29

HAWKEYE
GOLD & DIAMOND INC.

BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the Third Quarter Ended:	February 29, 2004
Date of the Report:	April 29, 2004
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: *"Greg Neeld"*
Greg Neeld
Date Signed: April 29, 2004

Directors Name: *"Andrea Plourde"*
Andrea Plourde
Date Signed: April 29, 2004

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Financial Statements

February 29, 2004

Index

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

	February 29, 2004	May 31, 2003
ASSETS		
Current		
Accounts receivable	$ 7,290	$ 8,563
Prepaid expenses and deposits	4,559	4,559
	11,849	13,122
Equipment (note 5)	7,021	7,021
Mineral property interests (note 6)	270,909	883,292
	$ 289,779	$ 903,435
LIABILITIES		
Current		
Bank indebtedness	$ 4,581	$ 14,779
Accounts payable and accrued liabilities	201,765	201,846
	206,346	216,625
SHAREHOLDERS' EQUITY		
Share capital (note 7)	6,212,963	5,907,176
Share subscriptions received (note 7)	-	49,500
Contributed surplus (note 8)	85,261	53,500
Deficit	(6,214,791)	(5,323,366)
	83,433	686,810
	$ 289,779	$ 903,435

Future operations (note 2)
Subsequent events (note 12)

Approved by the Directors: Greg Neeld   Andrea Plourde

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Statement of Loss and Deficit
(Unaudited - Prepared by Management)

	Three months ended		Nine months ended	
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Expenses				
Advertising, entertainment, and promotion	$ 11,025	$ 2,536	$ 15,136	$ 11,933
Automobile	2,133	385	3,395	5,075
Bank charges, interest, and penalties	14,425	679	35,328	3,378
Consulting fees	19,345	1,100	19,845	13,150
Equipment rental	-	237	225	1,470
Filing and regulatory fees	3,576	5,018	10,653	8,019
Office and miscellaneous	5,318	3,525	12,820	13,247
Professional fees	2,314	1,196	22,441	28,739
Public relations	-	319	879	6,044
Rent	8,880	5,619	21,193	15,693
Stock-based compensation	-	-	31,761	53,500
Telecommunications	3,219	3,820	13,646	12,656
Transfer agent	2,883	2,273	12,475	10,735
Travel and convention	1,541	-	1,540	223
Wages and benefits	30,310	25,590	77,705	76,210
	104,969	52,297	279,042	260,072
Loss from operations	(104,969)	(52,297)	(279,042)	(260,072)
Writedown of abandoned properties	(612,383)	-	(612,383)	-
Loss for the period	(717,352)	(52,297)	(891,425)	(260,072)
Deficit, beginning of period	(5,497,439)	(5,170,034)	(5,323,366)	(4,962,259)
Deficit, end of period	$ (6,214,791)	$ (5,222,331)	$ (6,214,791)	$ (5,222,331)
Loss per share - basic and diluted	$ (0.12)	$ (0.02)	$ (0.18)	$ (0.08)
Weighted average number of common shares outstanding - basic and diluted	5,817,737	3,462,552	4,868,201	3,462,552

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three months ended February 29, 2004	Three months ended February 28, 2003	Nine months ended February 29, 2004	Nine months ended February 28, 2003
Cash flows from (used in) operating activities				
Loss for the period	$ (717,352)	$ (52,297)	$ (891,425)	$ (260,072)
Items not involving cash:				
Penalty paid via share issuance	-	-	6,000	-
Stock-based compensation	-	-	31,761	53,500
Writedown of abandoned properties	612,383	-	612,383	-
	(104,969)	(52,297)	(241,281)	(206,572)
Changes in non-cash working capital:				
Decrease in accounts receivable	1,476	417	1,273	6,149
Decrease in prepaid expenses and deposits	-	2,810	-	11,435
Decrease in accounts payable and accrued liabilities	(12,036)	(36,772)	(81)	(25,731)
	(115,529)	(85,842)	(240,089)	(214,719)
Cash flows from (used in) investing activities				
Deferred exploration expenditures incurred (net)	-	(248,636)	-	(248,636)
Exploration advances applied to properties	-	300,000	-	250,000
Purchase of equipment	-	-	-	(3,907)
	-	51,364	-	(2,543)
Cash flows from (used in) financing activities				
Proceeds from share issuances	127,737	-	250,287	-
Repayment of loan payable	(4,000)	-	-	-
	123,737	-	250,287	-
Increase (decrease) in cash	8,208	(34,478)	10,198	(217,262)
Cash position (deficiency), beginning of period	(12,789)	21,344	(14,779)	204,128
Cash deficiency, end of period	$ (4,581)	$ (13,134)	$ (4,581)	$ (13,134)
Cash deficiency is comprised of:				
Bank indebtedness	$ (4,581)	$ (13,134)	$ (4,581)	$ (13,134)

Schedule 1

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Schedule of Deferred Resource Property Expenditures
Nine Months Ended February 29, 2004
(Unaudited - Prepared by Management)

	CEO	DEDEE RHODE	DIXIE BELL	YANKEE	TOTALS
Balances, beginning of period: *					
Acquisition costs	$ 62,500	$ 2,000	$ 2,000	$ 47,000	$ 113,500
Exploration expenditures	199,053	2,678	2,678	565,383	769,792
	261,553	4,678	4,678	612,383	883,292
Incurred during the period:					
Acquisition costs	-	-	-	-	-
Exploration expenditures	-	-	-	-	-
Current expenditures	-	-	-	-	-
Less:					
Acquisition costs written-off	-	-	-	(47,000)	(47,000)
Exploration expenditures written-off	-	-	-	(565,383)	(565,383)
	-	-	-	(612,383)	(612,383)
Balances, end of period:					
Acquisition costs	62,500	2,000	2,000	-	66,500
Exploration expenditures	199,053	2,678	2,678	-	204,409
	$ 261,553	$ 4,678	$ 4,678	$ -	$ 270,909

* *See Schedule 2*

HAWKEYE GOLD & DIAMOND INC. **Schedule 2**

(formerly Hawkeye Gold International Inc.)

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2003
(Unaudited - Prepared by Management)

	CEO	DEDEE RHODE	DIXIE BELL	YANKEE	TOTALS
Acquisition costs	$ 62,500	$ 2,000	$ 2,000	$ 47,000	$ 113,500
Accommodation	-	-	-	1,180	1,180
Airborne, geophysical survey	69,506	-	-	34,859	104,365
Air transport	-	-	-	236,724	236,724
Assay and lab work	525	-	-	32,292	32,817
Book and subscriptions	-	-	-	10	10
Camp costs	-	-	-	81,055	81,055
Claim fees	-	-	-	156	156
Communications	-	-	-	1,724	1,724
Consulting	5,831	-	-	41,608	47,439
Contractors	-	-	-	144,598	144,598
Courier	-	-	-	6,711	6,711
Data acquisition	-	-	-	122	122
Data and reports	-	-	-	527	527
Drafting	-	-	-	10,895	10,895
Drilling	-	-	-	607	607
Equipment	-	-	-	7,450	7,450
Equipment rental	-	-	-	1,038	1,038
Expediting	-	-	-	236	236
Exploration licences	-	-	-	22	22
Filing	-	-	-	1,958	1,958
Food	-	-	-	9,528	9,528
Freight and courier	-	-	-	12,174	12,174
Fuel costs	-	-	-	3,900	3,900
Geological mapping, prospecting	118,014	-	-	48,732	166,746
Land use fees	253	-	-	-	253
Licences	-	-	-	911	911
Management fees	-	-	-	60,804	60,804
Map and report costs	3,485	-	-	6,297	9,782
Mobilization / demobilization	-	-	-	1,666	1,666
Office and rent	233	-	-	-	233
Other expenses	-	-	-	1,003	1,003
Printing maps	-	-	-	30	30
Salaries and benefits	-	-	-	18,676	18,676
Staking	-	2,678	2,678	-	5,356
Supplies	-	-	-	6,021	6,021
Travel	1,206	-	-	14,397	15,603
Vehicles	-	-	-	280	280
Exploration expenditures	199,053	2,678	2,678	788,191	992,600
Less: Consideration realized on reduction of property interest (note 6b))	-	-	-	(222,808)	(222,808)
	199,053	2,678	2,678	565,383	769,792
Totals	$ 261,553	$ 4,678	$ 4,678	$ 612,383	$ 883,292

1. Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared using the same accounting policies as the most recent consolidated annual financial statements of the Company. These consolidated interim financial statements do not include all disclosures normally provided in the consolidated annual financial statements and should be read in conjunction with the Company's consolidated audited financial statements for the year ended May 31, 2003.

2. Future Operations

The Company has experienced a loss of $891,425 for the nine-month period ended February 29, 2004 (2003 - $260,072), and, as at February 29, 2004 has a deficit of $6,214,791 (May 31, 2003 - $5,323,366) and a working capital deficiency of $194,497 (May 31, 2003 - $203,503). The future operations of the Company are dependant upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued operations.

3. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Equipment

Equipment is recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

3. **Significant Accounting Policies** (cont'd)

c) Mineral Property Interests (cont'd)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

d) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants.* Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

3. **Significant Accounting Policies** (cont'd)

f) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Section 3870, Stock-Based Compensation and Other Stock-Based Payments, of *The Handbook of the Canadian Institute of Chartered Accountants.*

The Company applies the fair value method to account for stock-based compensation granted to non-employees. The fair value of stock options is determined according to the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yield, volatility factor of expected market price of the Company's common shares, and the expected life of options.

The Company does not recognize any compensation expense when stock options are granted to employees and directors. As required, the Company will disclose pro-forma information regarding net income, as if it had accounted for its employee and director stock options granted under the fair value method.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

4. **Financial Instruments**

The Company's financial instruments consist of accounts receivable, bank indebtedness, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

5. Equipment

			Net Book Value	
	Cost	Accumulated Amortization	February 29, 2004	May 31, 2003
Computer equipment	$ 21,027	$ 16,692	$ 4,335	$ 4,335
Office equipment	4,989	2,303	2,686	2,686
	$ 26,016	$ 18,995	$ 7,021	$ 7,021

6. Mineral Property Interests (see Schedules 1 and 2)

a) CEO Claims

The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 Claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty.

The Company did not incur any resource property expenditures on the CEO Claims during the nine-month period ended February 29, 2004 (2003 - $nil).

b) YANKEE Claims

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares). During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North Resources Ltd., a company owned by Major General. Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims.

During the year ended May 31, 2003, a total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the year ended May 31, 2003, as discussed below, the remaining 13 claims' anniversary dates were extended to varying dates ranging from December 1, 2003 to December 1, 2009.

6. **Mineral Property Interests** (cont'd)

b) YANKEE Claims (cont'd)

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt, and all other outstanding issues relating to the YANKEE Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving at that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, Diamonds North agreed to release the Company of and from all indebtedness it may have had to Diamonds North relating to the YANKEE Property and both companies agreed to release each other from all obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

During the year ended May 31, 2003, the Company incurred gross exploration expenditures of $471,444 on the YANKEE Claims. The Company did not incur any resource expenditures on the YANKEE Claims during the nine-month period ended February 29, 2004.

During the nine-month period ended February 29, 2004, the Company received written notice from Diamonds North that four of the YANKEE Claims will be permitted to lapse effective March 1, 2004, which will reduce the number of YANKEE Claims from 13 to nine. Management has estimated the future benefits expected to be realized from the remaining YANKEE Claims to be insignificant. Accordingly, a total of $612,383 in costs incurred by the Company with respect to the YANKEE Claims have been written-off in the current period.

c) BAIRD-MADSEN and SWAIN LAKE Claims

Pursuant to an option agreement dated April 9, 2003 between the Company and CanAlaska Ventures Ltd. ("CanAlaska"), the Company was granted an option to acquire a 50% interest in two properties known as the BAIRD-MADSEN Claims and the SWAIN LAKE Claims located in the Red Lake and Birch Uchi greenstone belts of Ontario. During the year ended May 31, 2003, the Company issued 12,500 common shares toward the exercise of its option on each of the properties, for a total of 25,000 common shares (note 7b)). All such shares are subject to resale restrictions until April 24, 2004.

6. **Mineral Property Interests** (cont'd)

c) BAIRD-MADSEN and SWAIN LAKE Claims (cont'd)

Under the terms of this option agreement, the Company was required to advance $37,500 to CanAlaska for each of the BAIRD-MADSEN Claims and SWAIN LAKE Claims, in respect of Year 1 expenditures, by July 15, 2003. The Company did not fulfill this requirement and, as a result, the option agreement was terminated. Accordingly, all costs incurred by the Company with respect to the BAIRD-MADSEN Claims and SWAIN LAKE Claims were written-off during the year ended May 31, 2003.

The Company was also required to advance $5,000 and issue 12,500 common shares of the Company to CanAlaska for each of the BAIRD-MADSEN Claims and SWAIN LAKE Claims by July 15, 2003 in connection with earning its 50% interest in these properties. During the nine-month period ended February 29, 2004, the Company issued the required number of shares to CanAlaska, and intends to enter into negotiations in order to settle the outstanding $10,000.

d) DEDEE RHODE and DIXIE BELL Claims

During the year ended May 31, 2003, the Company announced that it had acquired an option to purchase a 100% interest in two new mineral claim blocks, both located in the Red Lake greenstone belt of Ontario.

The Company's right to earn its 100% interest in the DEDEE RHODE and DIXIE BELL Claim blocks is subject to payment of staking costs totaling $5,356 (paid during the year ended May 31, 2003), making cash payments totaling $75,500 over four years ($7,500 to be paid during the first year), issuing a total of 25,000 common shares over three years (12,500 common shares to be issued during the first year), and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the Date of Commencement of Commercial Production.

During the year ended May 31, 2003, the Company issued 3,125 common shares towards the exercise of its option on each of the properties, for a total of 6,250 common shares (note 7b)), and made aggregate cash payments of $2,500. The Company did not incur any resource property expenditures on either of the DEDEE RHODE Claims or DIXIE BELL Claims during the nine-month period ended February 29, 2004.

7. **Share Capital**

a) Authorized:

100,000,000 common shares without par value.

Pursuant to a special resolution passed on November 15, 2002, the Company's shareholders approved the consolidation of the Company's share capital on a one-new-for-four-old basis, an increase in its post-consolidated authorized share capital from 25,000,000 common shares without par value to 100,000,000 common shares without par value, and a change of its name from Hawkeye Gold International Inc. to Hawkeye Gold & Diamond Inc. The provisions of this special resolution took effect on May 29, 2003.

Accordingly, all share capital, stock option, share purchase warrant, and per share amounts for all years presented have been retroactively restated to give effect to the share consolidation.

b) Issued:

	Shares	Amount
Balance, May 31, 2002	3,462,552	$ 5,914,702
Issued during the year		
Pursuant to property acquisition agreements:		
- BAIRD-MADSEN and SWAIN LAKE Claims (note 6c))	25,000	6,000
- DEDEE RHODE and DIXIE BELL Claims (note 6d))	6,250	1,500
Less: share issue costs	-	(15,026)
Balance, May 31, 2003	3,493,802	5,907,176
Issued during the period		
Exercise of incentive stock options (note 8b)	59,500	8,925
Private placements	2,282,000	290,862
Pursuant to the termination of a property acquisition agreement (note 6c)	25,000	6,000
Balance, February 29, 2004	5,860,302	$ 6,212,963

(i) On June 20, 2003, pursuant to TSX Venture Exchange approval, the Company issued 750,000 units at a price of $0.10 per share via non-brokered private placement, raising gross proceeds of $75,000.

7. **Share Capital** (cont'd)

b) Issued (cont'd):

Each unit consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until June 20, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.20 per share.

Unless permitted under securities legislation, the hold period for this private placement will expire on June 20, 2004.

(ii) On October 1, 2003, pursuant to TSX Venture Exchange approval, the Company issued 662,000 units at a price of $0.13 per share via non-brokered private placement, raising gross proceeds of $86,050.

Each unit consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until October 1, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share.

Unless permitted by securities legislation, the hold period for this private placement will expire on October 1, 2004.

(iii) On December 4, 2003, pursuant to TSX Venture Exchange approval, the Company issued 870,000 units at a price of $0.15 per share via non-brokered private placement, raising gross proceeds of $129,812.

Each unit consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until December 2, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.20 per share.

Unless permitted under securities legislation, the hold period for this private placement will expire on December 2, 2004.

c) Share purchase warrants outstanding as at February 29, 2004 are as follows:

Number of Shares	Price per Share	Expiry Date
750,000	$0.20	June 20, 2005
662,000	$0.18	October 1, 2005
870,000	$0.20	December 2, 2005

During the nine-month period ended February 29, 2004, 603,322 share purchase warrants of the Company, with exercise prices ranging from $0.60 per share to $0.84 per share, expired unexercised.

7. **Share Capital** (cont'd)

d) As at February 29, 2004, there are 23,438 shares held in escrow. The release of these shares is subject to regulatory approval.

e) As at February 29, 2004, there is a balance of $nil (May 31, 2003 - $49,500) in share subscriptions advanced to the Company, of which $nil (May 31, 2003 - $49,500) has been advanced by a shareholder, director, and president of the Company.

8. **Stock Options**

On November 18, 2003, the Company renewed its rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from the TSX Venture Exchange and from its shareholders.

Stock options issued and outstanding are as follows:

	February 29, 2004		May 31, 2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period (note 8a))	283,521	$ 0.60	186,771	$ 0.60
Options cancelled during the period	-	$ -	(62,500)	$ 0.60
Options exercised during the period	(59,500)	$ 0.15	-	$ -
Options granted during the period	209,000	$ 0.15	159,250	$ 0.60
Options outstanding, end of period	433,021	$ 0.15	283,521	$ 0.60
Options exercisable at period-end (fully vested)	433,021		283,521	

The 433,021 stock options outstanding as at February 29, 2004 expire as follows:

Number of Shares	Price per Share	Expiry Date
38,750	$ 0.15	November 19, 2004
23,698	$ 0.15	March 2, 2006
16,250	$ 0.15	May 10, 2006
53,573	$ 0.15	January 18, 2007
91,750	$ 0.15	June 5, 2007
209,000	$ 0.15	October 2, 2008

8. Stock Options (cont'd)

a) During the nine-month period ended February 29, 2004, the Company granted and repriced incentive stock options as follows:

i) The Company granted 129,250 stock options to consultants of the Company and 79,750 stock options to directors of the Company, for a total of 209,000 stock options.

The Company accounted for stock-based compensation expense of stock options granted to consultants using the following assumptions: risk-free interest rate of 4.07%, dividend yield of 0%, volatility of 152.35%, and expected lives of 5 years. The fair value of these stock options is estimated at $0.14 per option. The Company recorded $18,095 in stock-based compensation expense on these 129,250 stock options.

The Company did not recognize any stock-based compensation expense on the 79,750 stock options granted to directors.

ii) During the nine-month period ended February 29, 2004, the Company received TSX Venture Exchange acceptance for a price reduction in the exercise price of 183,750 stock options held by consultants of the Company and 99,771 stock options held by directors of the Company, for a total of 283,521 stock options. Exercise prices of these stock options were reduced from prices varying from $0.40 to $0.80 per share to $0.15 per share. These stock options have expiry dates ranging from November 19, 2004 to June 5, 2007.

The Company accounted for stock-based compensation expense of repriced consultants' stock options using the following assumptions: risk-free interest rates varying from 3.14% to 3.47%, dividend yield of 0%, volatility of 152.35%, and expected lives varying from 1.08 to 3.63 years. The fair value of these stock options is estimated at prices varying from $0.08 per option to $0.12 per option. The Company recorded $13,666 in stock-based compensation expense on these 183,750 repriced consultants' stock options.

The Company did not recognize any stock-based compensation expense on the 99,771 repriced directors' stock options.

8. **Stock Options** (cont'd)

The pro-forma effect on loss and loss per share for the nine-month period ended February 29, 2004 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

	Three-month period ended Feb. 29, 2004	Nine-month period ended Feb. 29, 2004
Loss for the period:		
- as reported	$(717,352)	$(891,425)
- pro-forma	$(736,358)	$(910,431)
Loss per share - basic and diluted:		
- as reported	$(0.12)	$(0.18)
- pro-forma	$(0.13)	$(0.19)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

As a result of the $31,761 of stock-based compensation expense recognized during the nine-month period ended February 29, 2004, contributed surplus recorded to date has increased to $85,261 (May 31, 2003 - $53,500).

b) During the nine-month period ended February 29, 2004, the Company issued 59,500 common shares in the capital of the Company in connection with the exercise of outstanding stock options, raising gross proceeds of $8,925.

c) The weighted average remaining contractual life of outstanding incentive stock options at February 29, 2004 is 3.52 years (May 31, 2003 – 3.14 years).

9. Income Taxes

The components of the future income tax assets are as follows:

		May 31, 2003
Future income tax assets:		
Non-capital loss carry-forwards	$	1,371,192
Unused cumulative Canadian exploration and development expenses		474,264
		1,845,456
Less: Valuation allowance		(1,845,456)
	$	-

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2004 through 2010. The exploration and development expenses can be carried forward indefinitely.

10. Non-Cash Transaction

During the nine-month period ended February 29, 2004, the Company issued 25,000 common shares at a deemed price of $0.24 per share in connection with the termination of a property acquisition agreement (note 6c)).

11. Related Party Transactions

a) During the nine-month period ended February 29, 2004, $45,000 (2003 - $45,000) was paid to a shareholder, director, and president of the Company as remuneration.

In addition, other directors received a total of $2,515 (2003 - $5,530) from the Company as remuneration.

b) As at February 29, 2004, there is a balance of $10,215 (May 31, 2003 - $25,992) due to a director included in accounts payable and accrued liabilities.

12. Subsequent Events

a) On March 1, 2004, four of the YANKEE Claims which the Company holds an interest in with Diamonds North were permitted to lapse, reducing the number of Claims from 13 to nine (note 6b). Consequently, the total acreage of the YANKEE Claims has been reduced from 30,252 acres to 20,955 acres.

b) Pursuant to a property option agreement (the "San Carlos Agreement") dated March 4, 2004 entered into between the Company, Compania Minera Zapata S.A. de C.V., and Almaden Minerals Ltd. (collectively the "San Carlos Optionor"), the Company acquired an option to earn a 51% legal and beneficial interest in a group of mineral claims (the "San Carlos Claims") encompassing approximately 11,000 hectares of property located in the state of Tamaulipas, Mexico, near San Carlos. The Company will be the operator in respect of work programs on the San Carlos Claims.

In order for the Company to earn its 51% interest in the San Carlos Claims, it is required to issue 100,000 shares in the capital of the Company (issued on March 17, 2004) to the San Carlos Optionor within five business days of having received TSX Venture Exchange approval of the San Carlos Agreement (the "Effective Date" - March 15, 2004), 100,000 shares in the capital of the Company on the first and second anniversaries of the Effective Date, and 200,000 shares in the capital of the Company on or before the third anniversary of the Effective Date. The Company must also incur a minimum of $350,000 USD in exploration expenditures not later than the first anniversary of the Effective Date, and incur minimum further exploration expenditures of $1,650,000 USD not later than the fourth anniversary of the Effective Date.

The Company may also earn an additional 9% interest in the San Carlos Claims, for a total interest of 60%, by issuing 100,000 shares in the capital of the Company on or before each of the fourth, fifth, and sixth anniversaries of the Effective Date. The Company must also incur a minimum of $2,000,000 USD not later than the seventh anniversary of the Effective Date. This additional 9% earn-in is subject to TSX Venture Exchange approval.

A 2% net smelter return is reserved to the San Carlos Optionor of certain of the San Carlos Claims. Upon earning its 51% interest in the San Carlos Claims, the Company intends to enter into a joint venture agreement with the Optionor.

Unless permitted under securities legislation, all shares issued pursuant to the terms of the San Carlos Agreement are subject to a one-year hold period from their respective dates of distribution.

12. Subsequent Events (cont'd)

c) On April 6, 2004, the Company announced that it has arranged for a non-brokered private placement of 357,143 units at a price of $0.35 per share, for anticipated gross proceeds of $125,000.

Each unit will consist of one common share in the capital of the Company and one-half common share purchase warrant. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.50 per share for one year from the date of closing.

A finder's fee may be payable in connection with this transaction.

This private placement is subject to regulatory approval.

d) On April 15, 2004, the Company announced that it has engaged an agent to conduct a brokered private placement of up to $1,505,000 on a commercially reasonable efforts basis.

This private placement, which is subject to a four-month hold from closing, will be of up to 4,300,000 units at a price of $0.35 per unit. Each unit will consist of one common share in the capital of the Company and one-half of a common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.50 per share for a period of 12 months from closing.

The agent will receive a cash commission of 8% of the gross proceeds of the offering, of which the agent may elect to be paid up to half in units, and agent's warrants equal to 20% of the number of units placed, with each agent's warrant exercisable into one common share at $0.50 per share for a period of 12 months from closing. The agent will also receive a corporate finance fee payable in units and an administration fee payable in cash, both payable at closing.

The net proceeds of this private placement are intended to be used for the exploration of the Company's San Carlos property in Mexico (note 12b), Red Lake Property in Canada (note 6d), and for general working capital.

The Company has received conditional acceptance for this financing from the TSX Venture Exchange. Final acceptance has not yet been received.

13. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

HAWKEYE
GOLD & DIAMOND INC.

BC FORM 51-901F

SCHEDULE B: Supplementary Information
SCHEDULE C: Management Discussion and Analysis

ISSUER DETAILS

For the Third Quarter Ended:	February 29, 2004
Date of the Report:	April 29, 2004
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The two attached schedules **(Schedule "B" and Schedule "C")** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: *"Greg Neeld"*
Greg Neeld
Date Signed: April 29, 2004

Directors Name: *"Andrea Plourde"*
Andrea Plourde
Date Signed: April 29, 2004

HAWKEYE
GOLD & DIAMOND INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE THIRD QUARTER ENDED FEBRUARY 29, 2004

For those shareholders and investors only, who are downloading this BC Form 51-901F (Schedule B and C (the "Report")) from SEDAR, throughout this Report, reference is made to certain sections of the Issuer's unaudited – prepared by management – consolidated financial statements and notes to the consolidated financial statements (the "Financial Statements") for the three month period ending February 29, 2004, which are described as being attached hereto and, in fact, are not. To view the Financial Statements for reference or printing purposes, please return to SEDAR and click on the Company's latest "Interim financial statements – English" link.

Management encourages our shareholders and the investment community to visit the Company's web page on the SEDAR website to view all the Issuer's regulatory filings with SEDAR which include but are not limited to the Issuer's Annual and Interim Financial Statements, Management Discussion and Analysis (BC Form 51-901F), Material Change Reports, Property Technical Reports (National Instrument 43-101 guidelines), Annual Information Form's (AIF), Annual General Meeting and Proxy Material, News Releases etc. To access the Company's link on SEDAR, go to www.sedar.com, click on Company Profiles, Public Companies, the letter H, scroll down to the Issuer's name and finally click on "View this Public Company's Documents" located at the bottom of the page.

1. **ANALYSIS OF EXPENSES AND DEFERRED COSTS**	3 Months Ended Feb 29, 2004	9 Months Ended Feb 29, 2004
a) General and administrative expenses:	$104,969	$279,042
b) Acquisition costs:	$NIL	$NIL
c) Deferred exploration and development expenses:	$NIL	$NIL
d) Write-down of abandoned properties:	(1) $612,383	$612,383

(1) During the Issuer's three month period ended February 29, 2004, the Company wrote-off $612,383 of property expenditures that were incurred on the YANKEE Property. $47,000 of the total written off related to acquisition costs and $565,383 was for soil sampling, air and ground geophysical surveys and drill programs performed over the YANKEE Property.

2. RELATED PARTY TRANSACTIONS

a) During the nine-month period ended February 29, 2004, $45,000 (2003 - $45,000) was paid to a shareholder, director, and president of the Company as remuneration.

In addition, other directors received a total of $2,515 (2003 - $5,530) from the Company as remuneration.

b) As at February 29, 2004, there is a balance of $10,215 (May 31, 2003 – $25,992) due to a director included in accounts payable and accrued liabilities.

Pursuant to a special resolution passed on November 15, 2002, the Company's shareholders approved the consolidation of the Company's share capital on a one-new-for-four-old (1:4) basis, an increase in its post-consolidated authorized share capital from 25,000,000 common shares without par value to 100,000,000 common shares without par value, and a change of its name from HAWKEYE Gold International Inc. to HAWKEYE Gold & Diamond Inc. During the Company's fourth quarter and year ended May 31, 2003, the provisions of this special resolution took effect on May 29, 2003 by the TSX Venture Exchange approving the same and calling the Company for trading under its new name HAWKEYE Gold & Diamond Inc. and trading symbol HKO. Accordingly, all share capital, stock options, convertible securities and related share prices in Schedule "B" have been stated on a post-consolidation basis to give effect to the 1:4 share consolidation.

3. DURING THE QUARTER UNDER REVIEW

(a) Summary of securities issued during the quarter under review ended February 29, 2004:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	03/12/04	Exercise of Options	$0.15	N/A	12,500	$1,875
Common	03/12/04	Private Placement	$0.15	N/A	870,000	$129,812
Warrants	03/12/04	Private Placement	$0.20	N/A	(1) 870,000	$Nil
Common	03/12/16	Exercise of Options	$0.15	N/A	30,000	$4,500
Common	03/12/29	Exercise of Options	$0.15	N/A	12,000	$1,800
Common	04/02/27	Exercise of Options	$0.15	N/A	5,000	$750
Total					**1,799,500**	**$138,737**

(1) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.20 per share until December 2, 2005.

(b) Summary of options granted during the quarter under review ended February 29, 2004:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	NIL
Total					**NIL**

During the third quarter ended February 29, 2004, 59,500 options in the Company were exercised at a price of $0.15 per share raising the Issuer total proceeds of $8,925.

4. AS AT THE END OF THE THIRD QUARTER ENDED FEBRUARY 29, 2004

(a) Authorised capital: 100,000,000 common shares.

(b) Issued and Outstanding: 5,860,302 common shares.

(c) Summary of options outstanding as at the end of the quarter ended February 29, 2004:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.15	38,750	$5,813
March 2, 2001	March 2, 2006	$0.15	23,698	$3,555
May 10, 2001	May 10, 2006	$0.15	16,250	$2,437
January 18, 2002	January 18, 2007	$0.15	53,573	$8,036
June 5, 2002	June 5, 2007	$0.15	91,750	$13,762
October 2, 2003	October 2, 2008	$0.15	209,000	$31,350
Total			**433,021**	**$64,953**

As indicated in the table in section 3 (a) above, during the quarter under review 59,500 options in the capital of the Company were exercised at a price of $0.15 per share for total proceeds of $8,925 thereby reducing the number of options outstanding at the beginning of the quarter from 492,521 to 433,021 at the end of the quarter February 29, 2004.

(d) Summary of warrants and other convertible securities outstanding at the end of the quarter ended February 29, 2004:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Jun 20, 2005	(1) $0.20	750,000	$150,000
Private Placement Warrants	Oct 1, 2005	(2) $0.18	662,000	$119,160
Private Placement Warrants	Dec 2, 2005	(3) $0.20	870,000	$174,000
Total			**2,282,000**	**$443,160**

(1) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.20 until June 20, 2005.

(2) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.18 per share until October 1, 2005.

(3) As discussed in section 3 (a) above, each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.20 per share until December 2, 2005.

During the quarter ended February 29, 2004, 284,091 share purchase warrants exercisable at a price of $0.60 per share expired, unexercised.

(e) Total number of shares in escrow: 23,438

5. **DIRECTORS AND OFFICERS**

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.).

HAWKEYE
GOLD & DIAMOND INC.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED FEBRUARY 29, 2004

TSX Venture Exchange Listed - HKO
12g3-2(b):82-2435
CUSIP NO : 42016R 10 4

This management discussion addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (formerly HAWKEYE GOLD INTERNATIONAL INC.) (the "Company" (the "Issuer") or ("HAWKEYE")) during its third quarter December 1, 2003 to February 29, 2004 (the "third quarter") and, when applicable, material changes that impacted the Company subsequent to its third quarter and to the date of this report, April 29, 2004 (the "post quarter review period").

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is a development stage company engaged in the exploration for and the development of natural resources in the provinces of Ontario, Northwest Territories and Nunavut, Canada and in the State of Tamaulipas, Mexico. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, a base and precious metal property known as the CEO Claims situated in the McKenzie mining district of the Northwest Territories, a diamond prospect known as the YANKEE Property located on Victoria Island, Nunavut and a gold-copper prospect known as the San Carlos Property located near San Carlos, Tamaulipas, Mexico. The Company is currently focusing its exploration activities on its San Carlos gold-copper property in Mexico and its precious metal properties located in the Red Lake mining district of northwestern Ontario.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is a reporting issuer in both the provinces of British Columbia and Alberta and trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

As previously discussed in section 2 of Schedule B above, during the Issuer's fiscal year ended May 31, 2003, shareholders of the Company approved the following special resolutions at the Company's Annual General Meeting (AGM) that was held in Vancouver, B.C., Canada on November 15, 2002:

1) a special resolution to consolidate the Company's shares on the basis of up to four pre-consolidation shares for each post-consolidation share, and thereafter increase the authorized capital so that it is again 100,000,000 common shares;

2) a special resolution approving a change of name of the Company to "HAWKEYE Gold and Diamonds Corporation" or such other name as the directors may select; and

3) a special resolution authorizing the directors of the Company to abandon or postpone processing of the consolidation and name change if they determine that it is in the best interests of the Company to abandon or postpone the same.

During the Company's fourth quarter and year ended May 31, 2003, the board of directors of the Company decided to proceed with the share consolidation and name change. On May 28, 2003, the Company received TSX Venture Exchange approval to consolidate its shares on a one-new-for-4-old basis (1:4) and to change its name to HAWKEYE GOLD & DIAMOND INC. Effective at the opening of trading on May 29, 2003, the TSX Venture Exchange halted and de-listed the common shares of HAWKEYE GOLD INTERNATIONAL INC. and re-called the Company for trading under its new name HAWKEYE GOLD & DIAMOND INC. and changed its trading symbol from HGO to HKO and its Cusip number from 42016T 10 0 to 42016R 10 4.

The Company's capitalization was increased to 100,000,000 common shares with no par value of which 3,493,802 common shares were issued and outstanding as at the Issuer's year ended May 31, 2003.

Accordingly, except where indicated, all share capital, stock options, convertible securities and related share costs in this Schedule "C" have been stated on a post-consolidation basis to give effect to the 1:4 share consolidation.

(A) OPERATIONS

SAN CARLOS PROPERTY
Tamaulipas, Mexico

Please refer to section 4. SUBSEQUENT EVENTS, (A) OPERATIONS, below, for information regarding our San Carlos Property located in the state of Tamaulipas, Mexico, which was acquired by the Company subsequent to the end of its third quarter ended February 29, 2004.

DEDEE RHODE & DIXIE BELL PROPERTIES
Red Lake Mining District

By an agreement dated April 23, 2003, HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's prolific Red Lake Mine.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which falls under a single vend-in agreement, is subject to payment of staking costs totaling $5,356, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 25,000 common shares over three years (12,500 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work

programs. Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003 (the "Acceptance Date").

The following table summarizes staking costs, cash and share payments paid to date and future cash, share and minimum work program commitments that the Company must complete over the next four anniversary dates in order to earn its 100% interest. The Issuer may, at its option, earn its 100% interest before the fourth anniversary date by expediting the cash and share payments and minimum work program commitment.

Particulars	Prior To TSX Acceptance	15 Days from Effective Date May 20, 200:	1st Anniversary from Effective Date May 5, 2004	15 Months from Anniversary Acceptance Date July 29, 2004	2nd Anniversary from Effective Date May 5, 2005	3rd Anniversary from Effective Date May 5, 2006	4th Anniversary from Effective Date May 5, 2007	Total
Staking Costs	$5,356 (Paid)	N/A	N/A	N/A	N/A	N/A	N/A	$5,356
Cash	N/A	$2,500 (Paid)	$5,000 (Paid)	N/A	$10,000	$20,000	$38,000	$75,500
Shares	N/A	6,250 (Issued)	18,750 (Issued)	N/A	18,750	6,250	N/A	50,000
Work Program	N/A	N/A	N/A	$12,000	N/A	N/A	N/A	$12,000
% Ownership	0%	0%	0%	0%	0%	0%	100%	100%

In the table above, share issuances on the first and second anniversaries (column's 4 and 6) from the effective date of the Property Agreement, May 5, 2003 (the "Effective Date"), have increased from 6,250 to 18,750 shares since our last quarterly report forwarded to you dated November 30, 2003. This is due to the fact that subsequent to the end of the quarter under review ended February 29, 2004 management negotiated an extension in time in which to perform the required minimum $12,000 work program (column 5) over the Property from its original date April 29, 2004 to July 29, 2004. In consideration for this extension, management agreed to increase the number of shares to be issued to the vendor by 12,500 shares in each the first and second anniversaries from the Effective Date. For further information please refer to section 4. SUBSEQUENT EVENTS, (A) OPERATIONS, DEDEE RHODE & DIXIE BELL PROPERTIES, below.

During the Issuer's third quarter ended February 29, 2004, the Company incurred $Nil in deferred exploration expenses compared to $Nil during the same period of the prior year. During the Issuer's second quarter ended November 30, 2003, the Company incurred $Nil in deferred exploration expenses compared to $Nil during the same period of the prior year. In comparison, during the three month period ended August 31, 2003, the Company incurred $Nil in exploration expenditures compared to $5,356 during its fourth quarter and year ended May 31, 2003 for staking costs and $4,000 for acquisition costs for the Dedee Rhode and Dixie Bell claims.

The Company intends to commence a work program over the Dedee Rhode and Dixie Bell claims during the summer of 2004. The first phase of the work program should consist of an airborne geophysical survey followed by a second phase work program consisting of rock sampling, geochemistry and a ground geophysical survey. Upon the Company receiving a positive recommendation from our geologists, the Issuer should be in a position to commence a third phase drill program within sixty days after completion of the first and second phase program to test priority targets. The Company plans to finance the work programs through private placements and or a brokered financing.

BAIRD-MADSEN PROPERTY and SWAIN LAKE Claims
Red Lake Mining District

By an agreement dated April 9, 2003 between the Company and CanAlaska Ventures Ltd. ("CanAlaska"), HAWKEYE acquired an option purchase up to a 50% interest in two properties known as the Baird-Madsen Claims and the Swain Lake Claims located in the Red Lake and Birch Uchi greenstone belts of northwest Ontario in consideration of cash payments totaling $180,000 over four years, issuing 150,000 common shares over the same four-year period, and incurring exploration expenses totaling $725,000 before the third anniversary. One-half of the consideration is applicable to each of the two properties. Both properties are subject to a 1.5% net smelter return. Regulatory approval for the Baird-Madsen and Swain Lake Property acquisition was obtained from the TSX on April 22, 2003.

During the Issuer's fourth quarter ended May 31, 2003, the Company issued the first 12,500 common shares toward the exercise of its option on each of the properties, for a total of 25,000 common shares.

During the Issuer's fourth quarter, the Company incurred $Nil in exploration expenditures and $6,000 for acquisition costs on the Baird-Madsen and Swain Lake Claims. In comparison, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs during the same period ending May 31, 2002.

During the three month period ended August 31, 2003, the Company was required to advance $37,500 to CanAlaska for each of the Baird-Madsen Claims and Swain Lake Claims, in respect of Year 1 expenditures, by July 15, 2003. The Company did not fulfill this requirement and, as a result, the option agreement was terminated. Accordingly, all costs incurred by the Company with respect to the Baird-Madsen Claims and Swain Lake Claims were written-off during the Issuer's fourth quarter and year ended May 31, 2003.

The Company was also required to advance $5,000 and issue 12,500 common shares of the Company to CanAlaska for each of the Baird-Madsen Claims and Swain Lake Claims by July 15, 2003 in connection with earning its 50% interest in these properties. During the three-month period ended November 30, 2003, the Company issued the required number of shares to CanAlaska, and intends to enter into negotiations in order to settle the outstanding $10,000.

YANKEE PROPERTY
"Homerun Project" - Victoria Island Diamond Play

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 37,500 shares (150,000 pre-consolidation), all issued by July 26, 2001, 25,000 shares (100,000 pre-consolidation) of which were issued during the year ended May 31, 2002, and incurring exploration expenses totaling $200,000 on or before August 1, 2001. Also, as part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 37,500 (150,000 pre-consolidation) shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General

to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 63,824 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company owned a 33 1/3 interest in the YANKEE Claims and had an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 1/3% to 50% and to become the operator in respect of future work programs.

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North, a company owned by Major General. Accordingly, at May 31, 2002, the YANKEE Claims were owned as to 33 1/3% by the Company and as to 66 2/3% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

During the year ended May 31, 2002, deferred exploration expenditures of $44,105 were incurred in connection with ground geophysical surveys performed over the property and acquisition costs of $25,000 were spent on the YANKEE Claims. Also, a refundable performance bond in the amount of $44,039 was paid to the Nunavut Mining Recorder's Office ("NMRO") in respect of claim assessment filing fees in order to keep the YANKEE Property (26 claims totaling 63,824 acres) in good standing until December 1, 2002. The Company was entitled to receive a refund from the NMRO by expending the equivalent of $2.00 per acre (less any existing credits) for work programs performed on the protected Claims in 2002. As the required expenditures were not performed on the YANKEE Claims after December 1, 2002, the performance bond was forfeited to the NMRO and the Company wrote off the balance of the performance bond outstanding at May 31, 2003.

On the anniversary date of the Claims, December 1, 2002, the bottom 2/3 of the YANKEE Property became unprotected due to insufficient work expenditures being incurred over all 26 claims of the property as discussed above. To protect these Claims for another year, the Company and Diamonds North had to post an additional bond and pay filing fees totaling approximately $39,000. During 2003, the Company and Diamonds North both decided not to post bond with the NMRO to protect the bottom 2/3 of the YANKEE Property. A total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising of 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the Company's year ended May 31, 2003, the remaining 13 claims anniversary dates have been extended to varying dates ranging from December 1, 2003 to December 1, 2009. The new anniversary dates and reduction in the acreage size of the YANKEE Property is subject to NMRO approval of the most recent work filing with the NMRO for property assessment purposes.

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt and all other outstanding issues relating to the Yankee Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, amongst other issues, Diamonds North agreed to release the Company of and from all indebtedness it may have had to DDN relating to the YANKEE Property and both companies agreed to release each other from all

obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

During the Issuer's first quarter ended August 31, 2003, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs compared to $Nil for exploration and acquisition costs during the same period for the prior year. During the Issuer's fourth quarter ended May 31, 2003, the Company incurred gross exploration expenditures of $Nil and acquisition costs of $Nil. In comparison, during the same period for the prior year, the Company incurred $Nil in exploration costs and $25,000 for acquisitions costs in connection with a property payment of 25,000 common shares in the capital of the Company to Diamonds North for the YANKEE Property. In comparison, during the Issuer's third quarter ended February 28, 2003, the Company incurred gross exploration expenditures of $471,444 relating to ground geophysical surveys and a 615 metre drill program performed over the YANKEE Property during June and July of 2002 and $Nil was incurred for acquisition costs compared to $Nil for exploration expenditures and acquisition costs during the same period of the prior year.

During the Issuer's year ended May 31, 2003, the Company incurred gross exploration expenditures of $471,444 (discussed above) and $Nil was incurred for acquisition costs. In comparison, $44,105 in deferred exploration expenditures for ground geophysical surveys performed over the Claims during August 2001 and acquisition costs of $25,000 (discussed above) were spent on the YANKEE Claims during the previous year ended May 31, 2002.

During the quarter under review, the Company received written notice from Diamonds North that four of the YANKEE Claims will likely be permitted to lapse, effective March 1, 2004, which would reduce the number of YANKEE Claims from 13 to nine. The anniversary date for these claims known as the CA 20, 34, 35 and 36 (the "Claims") is the 1st of December of each year. Diamonds North and the Company had 90 days after the anniversary date or to March 1, 2004 to confirm that work had been performed over the Claims prior to December 1, 2003 via an assessment report or make a bond payment sufficient to keep the Claims in good standing until December 1, 2004. During 2003 there was no work performed on the Claims to apply assessment and no bonds were posted with the Nunavut Mining Recorders Office. Subsequent to the end of the quarter under review these claims were allowed to lapse (for further detail see section 4. SUBSEQUENT EVENTS, (A) OPERATIONS, YANKEE PROPERTY below). In addition, Diamonds North informed the Company that it did not intend to conduct any work programs over the YANKEE Claims during 2004. Management has taken the position that the future benefits expected to be realized from the remaining YANKEE Claims is insignificant and therefore decided to wrote off all costs ($612,383) incurred on the Property to date during its third quarter ended February 29, 2004. $47,000 of the $612,383 write-off was related to acquisition costs and $565,383 was incurred for staking, sampling, ground and airborne geophysical surveys and drilling.

Exploration Program

As discussed above, the Company has performed one ground geophysical survey over the YANKEE Property during August of 2001 and five lake-based ground geophysical surveys and a 615-metre drill program to test these targets during June and July of 2002.

Exploration Results

Drilling results were disappointing. HAWKEYE drilled a total of four holes to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies, all of which are located within the northern one-third of the YANKEE claim block. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was

terminated approximately 50 metres short of its intended target which is a magnetic low anomaly. None of the holes encountered kimberlite or diamonds.

Future

As discussed above, the Issuer and Diamonds North do not intend to perform any work programs over the YANKEE Claims during 2004.

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims which are being explored for gold straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada.

By an Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX Venture Exchange approval of an engineering report recommending a further phase of exploration on the claims. HAWKEYE must issue an additional 3,125 shares upon TSX Venture Exchange acceptance of a future geological report recommending a further phase of exploration on the claims to earn its 100% interest.

During the third quarter ended February 29, 2004, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs on the CEO Claims compared $Nil in exploration expenditures and $Nil for acquisition costs during the same period of 2003. During the second quarter ended November 30, 2003, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs on the CEO Claims compared $Nil in exploration expenditures and $Nil for acquisition costs during the same period of 2002. During the first quarter ended August 31, 2003, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs on the CEO Claims compared $Nil in exploration expenditures and $Nil for acquisition costs during the same period of 2002. In comparison, during the fourth quarter and year ended May 31, 2003, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs on the CEO Claims compared to $Nil in exploration expenditures and $Nil for acquisition costs during the same period for 2002. As at February 29, 2004 and February 28, 2003 deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

Apex GeoScience has recommended that a 1,300 metre test drill program be performed over the property. As discussed above, our priority and focus is currently on our San Carlos, Dedee Rhode and Dixie Bell properties. The Company is currently seeking a joint venture partner for the CEO claims.

(B) FINANCIAL INFORMATION

During the quarter under review the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales.

The table below states the loss, operating and total loss, deficits at the beginning and end of the period and loss per share that the Issuer experienced during its third quarter ended February 29, 2004, (column 2) and compares these figures to the previous four quarters (column 3, 4, 5, and 6) including comparative figures for the two previous fiscal years ended May 31, 2003 and May 31, 2002 (column 7 and 8).

Description	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD	3rd Quarter 2003 02/12/01 to 03/02/28 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD	Year Ended 2002 01/06/01 to 02/05/31 YY/MM/DD
Loss for Period	($104,969)	($119,758)	($54,315)	($53,806)	($52,297)	($313,878)	($278,448)
Operating and Total Loss for Period	($717,352)	($119,758)	($54,315)	($101,035)	($52,297)	($361,107)	($278,488)
Deficit (Beginning of Period)	($5,497,439)	($5,377,681)	($5,323,366)	($5,222,331)	($5,170,034)	($4,962,259)	($4,683,811)
Deficit (End of Period)	($6,214,791)	($5,497,439)	($5,377,681)	($5,323,366)	($5,222,331)	($5,323,366)	($4,962,259)
Loss per Share	($0.12)	($0.03)	($0.01)	($0.02)	($0.02)	($0.10)	($0.14)

As at November 30, 2003, there was a loan payable totalling $4,000 recorded on the Company's Consolidated Balance Sheet bearing interest at 25% per annum and was due on demand. The Issuer used these funds for general working capital purposes. During the quarter under review ended February 29, 2004, the Company issued 66,667 units at a price of $0.15 per share pursuant to a 870,000 Unit private placement (see section 3. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES hereunder for further information) thereby reducing the balance of $4,000 at the beginning of the period to $nil at the end of the Company's third quarter.

As at November 30, 2003, there was a balance of $11,000 (May 31, 2003 - $49,500) recorded on the Company's Consolidated Balance Sheet in share subscriptions which were advanced to the Company, of which $nil (May 31, 2003 - $49,500) has been advanced by a shareholder, director, and president of the Company. During the current period the Company issued 73,333 units at a price of $0.15 per share pursuant to the 870,000 Unit private placement discussed above and below in section 3., thereby reducing the balance of $11,000 of share subscriptions received at the beginning of the period to $nil at the end of the Issuer's third quarter February 29, 2004.

During the quarter under review, the Company incurred an operating and total loss of $717,352, which includes the recording of $612,383 on its books for the write-down of the YANKEE Property (discussed in further detail in section (D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES below) thereby increasing the Company's expenses from $104,969 (discussed in further detail in section (C) EXPENDITURES below) to $717,352 or a operating loss of $0.12 per share at the end of the current period. Also, due to the write-down of the YANKEE Property, mineral property interest recorded on the Company's Consolidated Balance Sheet was reduced from $883,292 at the beginning of the period to $270,909 at the end of the Issuer's third quarter.

Contributed surplus in respect of stock-based compensation recorded on the Issuer's Consolidated Balance Sheet as at February 29, 2004 totaled $85,261. During the Company's second quarter ended November 30,

2003 the Issuer recorded $31,761 for stock-based compensation and during its fiscal year ended May 31, 2003, the Issuer also recorded $53,500 on its books for stock-based compensation in respect of options granted to consultants of the Issuer. For detailed information regarding this stock-based compensation issue, please refer to note 8 a) i) of our February 29, 2004 Notes to Consolidated Financial Statements (Unaudited – Prepared by Management) which are attached hereto.

On December 2, 2003, the TSX Venture Exchange accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at its 2003 Annual General Meeting held on November 18, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. The Company is to provide the Exchange with a Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted.

During the Company's third quarter ended February 29, 2004, the Issuer issued 59,500 common shares in the capital of the Company in connection with the exercise of outstanding stock options at a price of $0.15 per share, raising gross proceeds of $8,925.

(C) EXPENDITURES

The table below summarizes total expenses incurred by the Company during its third quarter ended February 29, 2004 (column 2) and includes comparison figures for expenses incurred by the Issuer during its previous four quarters (column 3, 4, 5, and 6) and also includes comparable figures for the two previous fiscal years ended May 31, 2003 and May 31, 2002 (column 7 and 8).

Description	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD	3rd Quarter 2003 02/12/01 to 03/02/28 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD	Year Ended 2002 01/06/01 to 02/05/31 YY/MM/DD
Total Expenses	$104,969	$119,758	$54,315	$53,806	$52,297	$313,878	$278,448

During the Company's third quarter, general and administrative (G/A) expenditures totalled $104,969 in comparison to expenditures totaling $52,297 for the same period in 2003. The material change between these two figures is a result of the Issuer recording $11,025 for entertainment and promotion, $14,425 for bank charges and penalties and $19,345 for consulting fees. In comparison, during the Company's second quarter ended November 30, 2003, general and administrative (G/A) expenditures totalled $119,758. The material change between the Issuer's second and third quarter expenditure totals is a result of the Company recording $31,761 for stock-based compensation during its second quarter.

Material expenditures (greater than 20% of total expenses) incurred during the quarter under review totalled $30,310 for salaries and benefits paid. Please refer to the Expenses category in the "Consolidated Statement of Loss and Deficit" section of the financial statements attached hereto for a detailed breakdown of all expenses.

(D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

The table below is a summary of acquisition and abandonment (write-off) costs related to the Company's resource properties that were incurred by the Issuer during its third quarter ended February 29, 2004 (column 2) with comparative figures for acquisition and abandonment costs for the Issuer's four previous quarters (column 3, 4, 5, and 6) and two fiscal years ended May 31, 2003 and May 31, 2002 (column 7 and 8).

Description	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD	3rd Quarter 2003 02/12/01 to 03/02/28 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD	Year Ended 2002 01/06/01 to 02/05/31 YY/MM/DD
Acquisition Costs	$Nil	$Nil	$Nil	$10,000	$Nil	$10,000	$25,000
Abandonment (Write-Offs)	$47,000	$Nil	$Nil	$6,000	$Nil	$6,000	$Nil

During the Company's third quarter, the issuer did not incur any acquisition costs and did not acquire any new properties. The write-off of $47,000 during the Company's third quarter was related to the abandonment of the YANKEE Property as discussed in section 2 (A) OPERATIONS, YANKEE PROPERTY above.

The acquisition costs incurred during the Company's fourth quarter and year ended May 31, 2003 were related to the acquisition of the Dedee Rhode and Dixie Bell Claims ($2,000 each) and the Baird-Madsen and Swain Lake Claims ($3,000 each), for a total of $10,000. The write-off of $6,000 during the Company's fourth quarter was related to the abandonment of the Baird-Madsen and Swain Lake Claims as discussed in section 2 (A), above.

The $25,000 in acquisition costs incurred by the Issuer during its year ended May 31, 2002 was in connection with the issuance of 100,000 common shares in the capital of the Company to Major General Resources Ltd. at a deemed value of $0.25 per share for the YANKEE Property. The 100,000 shares (2nd (50,000 shares) and 3rd (50,000 shares) traunches)) were payable to Major General under the terms of the YANKEE Option Agreement. (see section 2 (A) OPERATIONS - YANKEE PROPERTY, above, for further details).

(E) DEFERRED EXPLORATION EXPENDITURES

The table below is a summary of deferred exploration expenses incurred by the Company for work performed over it's resource properties during the Issuer's third quarter ended February 29, 2004 (column 2) with comparative deferred exploration expense figures that the Company incurred during its four previous quarters (column 3, 4, 5, and 6) and two previous fiscal years ended May 31, 2003 and May 31, 2002 (column 7 and 8).

Description	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD	3rd Quarter 2003 02/12/01 to 03/02/28 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD	Year Ended 2002 01/06/01 to 02/05/31 YY/MM/DD
Deferred Exploration Expenditures	$Nil	$Nil	$Nil	$5,356	$248,636	$253,992	$44,105
Abandonment (Write-Offs)	$565,383	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

During the three month period ended February 29, 2004, the Company incurred a total of $Nil in deferred exploration and development expenditures.

During the three month periods ended November 30 and August 31, 2003 the Company incurred a total of $Nil in deferred exploration and development expenditures.

During the Issuer's fourth quarter ended May 31, 2003, the Company incurred deferred exploration and development expenditures totaling $5,356 for staking costs relating to the acquisition of the Dedee Rhode and Dixie Bell Claims.

During the Company's third quarter ended February 28, 2003, the Issuer incurred gross exploration expenditures of $471,444 on the YANKEE Claims, less recoveries of $222,808, for net exploration expenditures of $248,636. These expenditures were related to ground geophysical surveys and a 615 metre drill program performed on the YANKEE Property. Material expenditures (greater than 20% of expenditures) incurred on the property during this period consisted of $172,465 for air transport and $118,582 for contractors.

The $253,992 in deferred resource property expenditures incurred during the Company's fiscal year ended 2003 was related to work performed over the YANKEE Property during its third quarter ended February 28, 2003 ($248,636) described above and $5,356 for staking costs for the Dedee Rhode and Dixie Bell Claims during the Issuer's fourth quarter 2003 as described above.

The $44,105 in deferred resource property expenditures incurred during the Company's first quarter of fiscal 2002 was related to ground geophysical surveys performed over the YANKEE Property. Material expenditures incurred on the property during the year ended May 31, 2002 consisted of $16,025 for air transport and $8,426 for contractor fees.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 and 2 - in the management prepared consolidated financial statements attached hereto for a detailed breakdown for all expenditures incurred on the Company's properties.

(F) TRANSACTIONS WITH RELATED PARTIES

During the nine months ended February 29, 2004, $45,000 (2003 - $45,000) was paid to a shareholder, director, and president of the Company as remuneration.

In addition, other directors received a total of $2,515 (2003 - $5,530) from the Company as remuneration.

As at February 29, 2004, there is a balance of $10,215 (May 31, 2003 – $25,992) due to a director included in accounts payable and accrued liabilities.

(G) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means. During the three month period ended February 29, 2004, investor relation activities undertaken by the Issuer involved communication with the investment community through personal and electronic means.

(H) TRANSACTIONS REQUIRING REGULATORY APPROVAL

There were no outstanding transactions requiring regulatory approval at the end of the Company's third quarter, February 29, 2004.

(I) MANAGEMENT CHANGES

There were no management changes during the Issuer's third quarter under review ended February 29, 2004.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Dr. K. Vincent Campbell, Ph.D., P.Geo, F.G.A.C., Dr. K. Vincent Campbell is V.P. Exploration for the Company and is a professional geologist with over 30 years experience in North America and overseas specializing in structural and metamorphic geology, remote sensing and exploration targeting. Dr. Campbell has had extensive experience with various types of deposits and their exploration such as: placer gold, clastic-hosted gold, turbidite-hosted vein and shear zone gold deposits, porphyry copper, skarn deposits, and epithermal gold and silver deposits. In his career Dr. Campbell has worked for and or consulted for the Geological Survey of Canada, Chevron Minerals Ltd., Diamond Fields Resources Ltd., Inco Gold Co., Noranda Exploration Co. Ltd., and Placer Dome.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries Ltd.** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in

Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.
Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the university of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Advisor to the Board, Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

3. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Issuer's third quarter ended February 29, 2004, on December 4, 2003, pursuant to TSX Venture Exchange approval, the Company issued 870,000 Units at a price of $0.15 per share via a non-brokered private placement, raising gross proceeds of $129,812.

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until December 2, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.20 per share.

Unless permitted under securities legislation, the hold period for this private placement will expire on December 2, 2004.

Proceeds from this private placement will be used for general corporate purposes.

4. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to the end of its quarter under review, February 29, 2004, and to the date of this report, April 29, 2004 (the "post quarter review period"):

(A) OPERATIONS

SAN CARLOS PROPERTY
Tamaulipas, Mexico

During the post quarter review period, by an agreement dated March 4, 2004, the Company acquired an option from Almaden Minerals Ltd. to purchase up to a 60% interest in the San Carlos Property (the "Property) located near San Carlos, in the State of Tamaulipas, Mexico. The Property totals

approximately 11,000 hectares and is considered highly prospective for gold, copper and silver and has been recognized as having a geological setting similar to the world class Grasberg deposit in Indonesia.

The Company has the right to earn a 51% interest in the San Carlos Property by issuing a total of 500,000 common shares in the capital of the Company over three years (100,000 shares (Issued) within five business days of the Company receiving TSX acceptance of the Property Agreement which was received on March 15, 2004 (the "Effective Date")), 100,000 shares on the first and second anniversaryies of the Effective Date and 200,000 common shares not later than the third anniversary of the Effective Date)) and by incurring exploration expenses aggregating not less than $350,000 (United States currency) not later than the first anniversary of the Effective Date and by incurring further exploration expenses aggregating not less than $1,650,000 (United States currency) not later than the fourth anniversary of the Effective Date. The Company may also earn an additional 9% interest in the Property for a total interest of 60% in the Property by issuing a further 300,000 common shares in the capital of the Company (100,000 shares each not later than the fourth, fifth and sixth anniversaryies of the Effective Date) and by incurring additional exploration expenses aggregating not less than $2,000,000 (United States currency) not later than the seventh anniversary of the Effective Date.

A 2% NSR is reserved to the original owner of certain of the claims. When the Company has earned its interest in the Property, a joint venture will be formed in respect of the Property.

The Company received TSX Venture Exchange acceptance for the San Carlos Property Agreement on March 15, 2004 (the "Effective Date) with regards to the Company's right to earn a 51% interest in the Property. The additional 9% earn-in is subject to TSX Venture Exchange approval.

The following table summarizes share payments that the Company has paid to date and future share payments and minimum work program commitments that the Company must complete over the next seven anniversary dates in order to earn its 60% interest in the San Carlos Property. The Issuer may, at its option, earn its 60% interest before the seventh anniversary date by expediting share payments and minimum work program commitments.

Particulars	5 Business Days following Effective Date Mar 22, 2004	1st Anniv-ersary following Effective Date Mar 15, 2005	2nd Anniv-ersary following Effective Date Mar 15, 2006	3rd Anniv-ersary following Effective Date Mar 15, 2007	4th Anniv-ersary following Effective Date Mar 15, 2008	4th Anniv-ersary following Effective Date Mar 15, 2008	5th Anniv-ersary following Effective Date Mar 15, 2009	6th Anniv-ersary following Effective Date Mar 15, 2010	7th Anniv-ersary following Effective Date Mar 15, 2011	Total
Shares	100,000 (Issued)	100,000	100,000	200,000	N/A	100,000	100,000	100,000	N/A	800,000
Work Program	N/A	$350,000 (US$)	N/A	N/A	$1,650,000 (US$)	N/A	N/A	N/A	$2,000,000 (US$)	$4,000,000 (US$)
Ownership	0%	0%	0%	0%	51%	51%	51%	51%	60%	60%

Subject to closing of the private placements as discussed in section 4 (E) below, which are anticipated to close in early May 2004, the Issuer intends to perform an extensive $290,000 first phase exploration program over the San Carlos Property shortly after closing of the financings. The first phase work program, which is expected to take approximately sixty days to complete, will consist of mobilization, implementation of grid extensions roughly 72 line kilometres, soil sampling (1,300 samples) and rock sampling (200 samples), detailed mapping, prospecting, a magnetic survey consisting of approximately 72 line kilometres and some reconnaissance.

Based upon a positive recommendation from our geologists, a second phase work program would consist of drilling priority targets.

DEDEE RHODE & DIXIE BELL PROPERTIES

By the terms and conditions of an option agreement (the "Option Agreement") dated April 23, 2003, HAWKEYE was required to pay $5,000 and issue 6,250 shares in the capital of the Company to the vendor of the Dedee Rhode and Dixie Bell Properties (the "Property") before May 5, 2004 and incur a minimum of Cdn. $12,000 in exploration expenditures over the Property before April 29, 2004 in order to keep the Option Agreement in good standing. However, HAWKEYE incurred exploration expenses of $Nil during this period and requested an extension in time from the vendor in which to perform the minimum $12,000 work program over the Property. By an amending agreement (the "Amending Agreement") dated April 14, 2004, the vendor agreed to amend the Option Agreement and extend the time in which the Company could perform the minimum $12,000 work program until July 29, 2004. In consideration for this extension, HAWKEYE agreed to issue the vendor an additional 12,500 common shares in the capital of the Company not later that May 5, 2004 and an additional 12,500 shares not later than May 5, 2005. Therefore, as discussed in the table in section 2 (A) OPERATIONS, DEDEE RHODE & DIXIE BELL PROPERTIES above, share payments to the vendor on the first and second anniversaries have increased from 6,250 shares to 18,750 shares, respectively.

During the post quarter review period the Company paid the required $5,000 and issued 18,750 common shares to meet its first anniversary commitments to the vendor and the time for which the Company is required to expend the minimum $12,000 work program has been extended to July 29, 2004.

YANKEE PROPERTY

"Homerun Project" - Victoria Island Diamond Play

During the post quarter review period, the Company received written notice from Diamonds North that four of the YANKEE Claims had been allowed to lapse, effective March 1, 2004, which reduced the number of YANKEE Claims from 13 to nine and its total acreage for the Property from 30,252 acres to 20,955 acres. The Claims lapsed because Diamonds North and the Company did not perform any work over the property during the period between December 1, 2002 to December 1, 2003 or post a bond payment with the Nunavut Mining Recorders Office sufficient to keep the Claims in good standing until December 1, 2004 and did not file an assessment report with the Mining Recorders Office to confirm that work had been performed over the Claims during this period.

(B) FINANCIAL INFORMATION

During the post quarter review period, as discussed in section 4 (A) above, a total of 118,750 common shares in the capital of the Company were issued. 100,000 shares were issued in connection with the acquisition of the Sand Carlos Property and 18,750 shares were issued to the vendor of the Dedee Rhode and Dixie Bell Properties in consideration for an extension in time for HAWKEYE to complete its minimum $12,000 work program over the Properties until July 29, 2004.

(C) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

During the post quarter review period the Issuer incurred acquisition costs totaling $40,000 in connection with the acquisition of the San Carlos Property described in section 4 (A) above by issuing 100,000 common shares in the capital of the Company to Almaden Minerals at a deemed price of $0.40 per share.

The Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the post quarter review period.

During the post quarter review period the Company did not incur any exploration expenditures on its resource properties.

(D) MANAGEMENT CHANGES

The Issuer did not under go any management changes during its post quarter review period.

(E) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the post quarter review period management arranged for two separate financings, which upon closing, will raise the Company total proceeds of $1,630,000. Details of the financings are as follows:

$125,000 Non-Brokered Financing

On April 6, 2004, the Company announced that it had arranged for a non-brokered private placement of 357,143 Units at the price of $0.35 per share, for gross proceeds of $125,000 (Cdn.).

Each Unit will consist of one common share in the capital of the Company and one-half common share purchase warrant exercisable for one year. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.50 per share for one year from closing.

A finders fee may be payable.

The private placement is subject to regulatory approval.

$1,505,000 Brokered Financing

On April 15, 2004, the Company announced that it had engaged Canaccord Capital Corporation ("Canaccord" or the "Agent") to conduct a brokered private placement of up to $1,505,000 on a commercially reasonable efforts basis.

The private placement, which is subject to a four (4) month hold from closing, will be of up to 4,300,000 units (the "Units") at a price of $0.35 per Unit. Each Unit will consist of one common share in the capital of the Company and one-half a common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.50 per share for 12 months from closing.

Canaccord will receive a cash commission of 8% of the gross proceeds of the Offering, of which the Agent may elect to be paid up to half in Units, and Agent's Warrant's equal to 20% of the number of Units placed, each Agent's Warrant exercisable into a common share at $0.50 for 12 months from closing. Canaccord will also receive a corporate finance fee payable in Units, an administration fee payable in cash, payable at closing.

On April 26, 2004, the Issuer received TSX Venture Exchange conditional approval for this private placement. Final acceptance is subject to the filing of the documentation required pursuant to Policy 4.1, section 1.14 of the Exchange rules and receipt of applicable regulatory approvals.

The proceeds of the private two placements will be used for the exploration of HAWKEYE's San Carlos Property in Mexico, Red Lake Property in Canada and general working capital.

(F) TRANSACTIONS REQUIRING REGULATORY APPROVAL

There were two outstanding transactions requiring regulatory approval at the end of the post quarter review period which are the two private placements as described in section 4 (E), FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES above.

(G) CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, April 29, 2004, in comparison to the end of the quarter under review at February 29, 2004:

Issued and Outstanding	**April 29, 2004**	**February 29, 2004**
Common Shares	(1) 5,979,052	5,860,302
Share Purchase Warrants	2,282,000	2,282,000
Director/Employee/Consultant Options	433,021	433,021
Fully Diluted	**8,694,073**	**8,575,323**

(1) As discussed in section 4 (A) OPERATIONS, SAN CARLOS PROPERTY and DEDEE RHODE & DIXIE BELL PROPERTIES and in section 4 (B) FINANCIAL INFORMATION above, during the post quarter review period a total of 118,750 common shares in the capital of the Company were issued. 100,000 common shares were issued to the Optionor of the San Carlos Property, 6,250 shares to the Optionor of the Dedee Rhode and Dixie Bell Claims for the property's first anniversary share payment and 12,500 shares was also paid to the Optionor of the Dedee Rhode and Dixie Bell Properties for granting the Company an extension in time in which to complete its first year minimum $12,000 work program to July 29, 2004.

5. LIQUIDITY AND SOLVENCY

In the following two tables, which are a discussion regarding HAWKEYE's stock volumes and prices, any reference to stock volumes and prices prior to May 31, 2003 have been stated on a pre-consolidation basis and stock volumes and prices subsequent to May 31, 2003 to the date of this report are stated on a post-consolidation basis.

The following table reflects the total number of shares traded in your Company including its high, low and closing prices during the third quarter ended February 29, 2004 (column 2) and compares these figures to the previous four quarters (column 3, 4, 5, and 6) and also to the two previous two fiscal years ended May 31, 2003 and May 31, 2002 (column 7 and 8).

Description	3rd Quarter 2004 03/12/01 to 04/02/29 YY/MM/DD	2nd Quarter 2003 03/09/01 to 03/11/30 YY/MM/DD	1st Quarter 2003 03/06/01 to 03/08/31 YY/MM/DD	4th Quarter 2003 03/03/01 to 03/05/31 YY/MM/DD	3rd Quarter 2003 02/12/01 to 03/02/28 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD	Year Ended 2002 01/06/01 to 02/05/31 YY/MM/DD
Total Shares Traded	680,367	941,952	492,829	5,562,880	1,951,057	12,577,664	6,150,000
High	$0.54	$0.35	$0.18	$0.09	$0.09	$0.15	$0.28
Low	$0.32	$0.14	$0.12	$0.03	$0.03	$0.01	$0.10
Close	$0.48	$0.35	$0.17	$0.035	$0.05	$0.035	$0.15

The following table reflects the total number of shares traded in your Company including its high, low and closing prices subsequent to the Issuer's third quarter ended February 29, 2004 and to the date of this report April 29, 2004 (column 2) and compares these figures subsequent to the end of the previous four quarters and to the date of their respective reports (column 3, 4, 5, and 6) and also to the previous fiscal year ended May 31, 2002 (column 7).

Description	Subsequent to the 3rd Quarter 2004 Ended 04/02/29 to 04/04/29 YY/MM/DD	Subsequent to the 2nd Quarter 2003 Ended 03/11/30 to 04/01/28 YY/MM/DD	Subsequent to the 1st Quarter 2003 Ended 03/08/31 to 03/10/29 YY/MM/DD	Subsequent to the 4th Quarter 2003 Ended 03/05/31 to 03/10/08 YY/MM/DD	Subsequent to the 3rd Quarter 2003 Ended 02/02/28 to 03/04/29 YY/MM/DD	Subsequent to the Year Ended 2002 02/05/31 to 02/10/01 YY/MM/DD
Total Shares Traded	359,248	444,019	447,471	835,319	3,518,270	2,657,039
High	$0.50	$0.54	$0.20	$0.20	$0.09	$0.15
Low	$0.30	$0.32	$0.14	$0.12	$0.04	$0.01
Close	$0.39	$0.43	$0.20	$0.15	$0.05	$0.03

The Company has experienced a loss of $891,425 for the nine-month period ended February 29, 2004 (2003 - $260,072), and, as at February 29, 2004, has a deficit of $6,214,719 (May 31, 2003 - $5,323,366) and a working capital deficiency of $194,497 (May 31, 2003 – $203,503). The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

Management is extremely satisfied with the progress of the Company's corporate development during its third quarter and post quarter review period. Our immediate goal is to close the two private placements announced during the post quarter review period. These two financings could raise the Company gross proceeds of $1,630,000 (Cdn). Upon closing of these financings, management's plan is to immediately

begin work programs on the Issuer's Sand Carlos and Red Lake Properties, as discussed above, with the intention of advancing these Properties to the drilling stage.

We would like to take this opportunity to thank our valued shareholders for your loyalty and patience since our last communication and to let you know that we appreciate your continued support and to also point out that significant strides have been made with regards to diversifying the Issuer's property portfolio, financing its treasury and placing the Company on solid footing for future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	hko@hawkeyegold.com
Web Site:	www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.

Greg Neeld
President & C.E.O.

DATED: **April 29, 2004**

HAWKEYE
GOLD & DIAMOND INC.

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. Hawkeyegold.com

TSX VENTURE EXCHANGE – HKO